UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Kintera, Inc.

(Name of Issuer)

Common Stock ($0.001 par value per share)

(Title of Class of Securities)

49720P506

(CUSIP Number)

Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, IL 60201
(847) 905-4692

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49720P506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,847,337 shares

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,847,337 shares

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,847,337 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) - 7.1%, based on 40,120,345 shares of common stock issued and outstanding as of March 31, 2007.

14.	Type of Reporting Person (See Instructions) IA; OO

CUSIP No. 49720P506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 4,161,400 shares

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 4,161,400 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,400 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) - 10.4%, based on 40,120,345 shares of common stock issued and outstanding as of March 31, 2007.

14.	Type of Reporting Person (See Instructions) HC; PN

2 CUSIP No. 49720P506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,161,400 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,161,400 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,400 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) - 10.4%, based on 40,120,345 shares of common stock issued and outstanding as of March 31, 2007.

14.	Type of Reporting Person (See Instructions) HC; OO

3 CUSIP No. 49720P506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,161,400 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,161,400 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,400 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) - 10.4%, based on 40,120,345 shares of common stock issued and outstanding as of March 31, 2007.

14.	Type of Reporting Person (See Instructions) HC; IN

4

This Amendment No. 1 to Schedule 13D on the Common Stock of Kintera, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on February 12, 2007. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.  Identity and Background.

Item 2(c) to the Schedule 13D is amended, in pertinent part, as follows:

(c) Magnetar Capital Master Fund is a private investment fund; Magnetar Financial is an SEC registered investment advisor and manager of private investment funds including Magnetar Capital Master Fund; Magnetar Capital Partners is a privately held limited partnership and the sole member of Magnetar Financial ; Supernova Management is a privately held limited liability company and the General Partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, Manager of Supernova Management and Chief Investment Officer of Magnetar Financial.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended, in pertinent part, as follows:

All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets of Magnetar Capital Master Fund and the Managed Accounts.

Item 4.  Purpose of the Transaction.

Paragraph 1 of Item 4 to the Schedule 13D is amended, in pertinent part, as follows:

The Reporting Persons are the beneficial owners of an aggregate of 4,161,400 Shares.

Item 4 to the Schedule 13D is amended as follows:

On April 25, 2007, Magnetar Financial sold 500,000 Shares of the Issuer on the open market at a price of $1.5994 per share, resulting in total proceeds of $799,700 to Magnetar Financial.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) to the Schedule 13D is amended, in pertinent part, as follows:

(a)                                                                        (i) As of April 25, 2007, Magnetar Financial may be deemed to be the beneficial owner of 2,847,337 Shares (representing 7.1% of the Shares of the Issuer issued and outstanding as of March 31, 2007).  This Amount consists of Shares held for the account of Magnetar Capital Master Fund.

(ii) As of April 25, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 4,161,400 Shares (representing 10.4% of the Shares of the Issuer issued and outstanding as of March 31, 2007).  This amount consists of: (A) 2,847,337 Shares held for the account of Magnetar Capital Master Fund; and (B) 1,314,063 Shares held in the Managed Accounts.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description
99.1*	Joint Filing Agreement, dated February 12, 2007, entered into by and among Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz.
99.2*

Securities Purchase Agreement dated as of December 12, 2006, by and among Kintera, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

99.3*

Registration Rights Agreement dated as of December 12, 2006, by and among Kintera, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

99.4*

Form of Warrant issued by Kintera, Inc., incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

*                    Originally filed with the Schedule 13D on February 12, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007

MAGNETAR FINANCIAL LLC

By:	Magnetar Capital Partners LP, as Sole Member

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager

ALEC N. LITOWITZ

/s/ Alec N. Litowitz